EX-99.2

B+H OCEAN CARRIERS LTD.

3rd Floor, Par La Ville Place

14 Par-La-Ville Road

Hamilton HM JX

Bermuda

NOTICE OF ANNUAL MEETING OF SHAREHOLDERS

November 22, 2011

To the Shareholders:

The Annual Meeting of Shareholders of B+H Ocean Carriers Ltd., a Liberian corporation (the “Company”), will be held at the offices of the Company, 3rd floor, Par La Ville Place, 14 Par-La-Ville Road, Hamilton, Bermuda on November 22, 2011 at 9:00 a.m. local time, and at any adjournment thereof, to consider and act upon:

(1)	The election of four Class A directors of the Company, each of whom is to hold office until the 2013 Annual Meeting of Shareholders and until the due election and qualification of his successor;

(2)
A proposal, subject to final action by the Board of Directors of the Company, to amend the Company’s Articles of Incorporation effecting a 1-for-101 reverse stock split (the “Reverse Stock Split”), immediately followed by a 101-for-1 forward stock split (the “Forward Stock Split” and, together with the Reverse Stock Split, the “R/F Stock Split”) of the issued and outstanding shares of the Company’s Common Stock;

(3)	Such other business as may properly come before the meeting and any adjournment or adjournments thereof.

Only shareholders of record at the close of business on October 17, 2011 will be entitled to notice of, and to vote at, the meeting or any adjournment thereof.  The presence in person or by proxy of shareholders entitled to cast a majority of the total number of votes which may be cast shall constitute a quorum for the transaction of business at the Annual Meeting.

If you cannot personally attend the Annual Meeting, it is requested that you promptly fill out, sign, and return the enclosed proxy.

By Order of the Board of Directors

DEBORAH L.  PATERSON
Secretary

Dated:           October 20, 2011

B+H OCEAN CARRIERS LTD.

PROXY STATEMENT

The enclosed proxy is solicited by the Board of Directors of B+H Ocean Carriers Ltd., a Liberian corporation (the “Company”, “we” or “us”), in connection with the Annual Meeting of Shareholders (the “Annual Meeting”) to be held at the offices of the Company, 3rd floor, Par La Ville Place, 14 Par-La-Ville Road, Hamilton, Bermuda, on  November 22, 2011 at 9:00 a.m., local time, and at any adjournments thereof.

Only shareholders of record as of the close of business on October 17, 2011 are entitled to notice of and to vote at the Annual Meeting or any adjournments thereof.  On such date, the Company had outstanding 5,555,426 shares of Common Stock, par value $.01 per share (the “Common Stock”).  Each share of Common Stock is entitled to one vote.  The presence in person or by proxy of shareholders entitled to cast a majority of the total number of votes which may be cast shall constitute a quorum for the transaction of business at the Annual Meeting.

The shares represented by each properly signed and returned proxy will be voted in accordance with the instructions marked thereon or, if no instructions are marked, will be voted for the election as directors of the nominees proposed herein.  Any shareholder giving a proxy may revoke it at any time before it is exercised.  Such revocation may be effected by written notice addressed to the Secretary of the Company at its principal office at the above address (if received by her prior to the Annual Meeting), by submission of another signed proxy bearing a later date, or by voting in person at the Annual Meeting.  The Company’s telephone number is (441) 295-6875.

The costs of soliciting proxies will be borne by the Company.  In addition to the use of the mails, proxies may be solicited, personally or by telephone, telegraph or facsimile, by directors, officers and other employees of the Company, who will not be specifically compensated therefore.  The Company will also request securities brokers, custodians, nominees and fiduciaries to forward soliciting material to the beneficial owners of stock held of record and will reimburse them for their reasonable out-of-pocket expenses in forwarding soliciting material.

This Proxy Statement and the enclosed proxy are first being distributed to the shareholders of the Company on or about October 20, 2011.

The Company is a “foreign private issuer” as defined in Rule 3b-4 under the United States Securities Exchange Act of 1934 (the “Exchange Act”).  Accordingly, this Proxy Statement and the solicitation of proxies hereunder are not subject to Section 14(a) of the Exchange Act and Regulation 14A thereunder.

QUESTIONS AND ANSWERS ABOUT THE PROXY STATEMENT

1. WHAT IS THE TIME AND PLACE OF THE ANNUAL MEETING?

A:           The Annual Meeting will be held at 14 Par-La-Valle Place, Hamilton, Bermuda, on Tuesday, November 22, 2011, at 9:00 a.m. New York time.

2. WHAT PROPOSALS WILL BE VOTED ON AT THE ANNUAL MEETING?

A:           Proposal 1 — to elect four Class A directors to hold office until the 2013 Annual Meeting of Stockholders.

B:           Proposal 2 — to vote on the approval of  proposed amendments to our Articles of Incorporation that will provide for a 1-for-101 Reverse Stock Split, immediately followed  by a 101-for-1 Forward Stock Split, of our outstanding shares (together with the Reverse Stock Split, the “R/F Stock Split”).

3. WHAT DOES IT MEAN TO “GO DARK” AND WHAT ARE ITS BENEFITS?

A:           If the R/F Stock Split is consummated, we would have fewer than 300 holders of record and would suspend our obligation to file reports under the Exchange Act, so that, among other things, we would not have to comply with the requirements of the Sarbanes-Oxley Act of 2002 (“Sarbanes-Oxley”); in addition, we would delist from NYSE Amex.  Although the shares of our Common Stock may continue to trade in the pink sheets, it is possible the shares of our Common Stock could only be sold in privately negotiated sales.  However, if we suspend our obligation to file reports as a SEC reporting company, we currently intend to voluntarily disseminate press releases, unaudited quarterly financial statements and audited annual financial statements to our stockholders and the investment community generally. The benefits of suspending our obligation to file reports include:

•	Eliminating the costs associated with filing documents under the Exchange Act with the SEC;

•	Eliminating the costs of compliance with Sarbanes-Oxley and related regulations; and

•
Affording our stockholders who hold fewer than 101 shares immediately before the R/F Stock Split the opportunity to receive cash for their shares without having to pay brokerage commissions and other transaction costs.

4. WHAT ARE THE POTENTIAL DISADVANTAGES TO “GOING DARK”?

A:           Some of the potential disadvantages include:

•
Stockholders owning fewer than 101 shares of our Common Stock immediately before the R/F Stock Split will not have an opportunity to liquidate their shares after the R/F Stock Split at a time and for a price of their own choosing; instead, they will be cashed out and will no longer be our stockholders and will not have the opportunity to participate in or benefit from any future potential appreciation in our value.

•
Stockholders who will continue to be our stockholders following the R/F Stock Split will no longer have available all of the information regarding our operations and results that is currently available in our filings with the SEC, although, as indicated above, we currently intend to continue to voluntarily disseminate press releases, unaudited quarterly financial statements and audited annual financial statements for at least two years after the effective date of the R/F Stock Split; we will no longer be subject to the governance regulations of NYSE Amex; we will no longer be subject to the liability provisions of the Exchange Act; and we will no longer be subject to the provisions of Sarbanes-Oxley, including those requiring our officers to certify the accuracy of our financial statements.

•	Trading prices may decline when a company delists from a stock exchange and “goes dark”.

5. HOW WILL THE R/F STOCK SPLIT AFFECT THE COMPANY’S MANAGEMENT?

A:           Several of the current directors of the Company will continue to serve as the Company’s Board of Directors; however, the Company will no longer be obligated to maintain its audit committee.

6. BHO HAS BEEN PUBLICLY HELD SINCE 1988; WHAT ARE SOME OF THE REASONS FOR SUSPENDING ITS OBLIGATION TO FILE REPORTS NOW?

A:           Our Board of Directors believes that we currently derive no material benefit from our status as a SEC reporting company. The low trading volume in our Common Stock (i.e., approximately 2,100 shares per day average volume in 2011, including no trading at all on approximately 45% of the trading days in 2011) has not provided significant liquidity to our stockholders. We have no present intention of raising capital through a public offering. Finally, the costs of remaining a reporting company with the U.S. Securities and Exchange Commission (“SEC”) (principally compliance with Section 404 of Sarbanes-Oxley) will be significant for the Company. See additional information in the section entitled “Special Factors – R/F Stock Split Proposal - Background of the R/F Stock Split Proposal.”  The Company estimates that it will save over $600,000 per annum starting in 2012 in general and administrative expenses, a substantial proportion of its total annual general and administrative expenses.

7. AS A STOCKHOLDER, WHAT WILL I RECEIVE IN THE R/F STOCK SPLIT?

A:           If the R/F Stock Split is consummated and if you own fewer than 101 shares of our Common Stock immediately before the effective time of the R/F Stock Split, you will receive cash for the amount of shares of Common Stock that you own and you will cease to be a stockholder of our Company. The amount to be received for your shares will be equal to $4.00 per pre-R/F Stock Split share. If you own 101 or more shares of our Common Stock immediately before the effective time of the R/F Stock Split you will continue to be our stockholder, holding the same number of shares that you held pre-R/F Stock Split, and you will not receive any cash payment for any of your shares in connection with the transaction.

8. HOW WAS THE PRICE OF $4.00 PER PRE-REVERSE STOCK SPLIT SHARE DETERMINED?

A:           The $4.00 price per pre-Reverse Stock Split share is based on a number of factors including the average trading closing price of the shares, for the 10 trading days when the stock traded through October 17, 2011, but also takes into account the trading ranges for comparable stocks, shipping market trends, book value per share at the Company, and other indicia of value, such as discounted cash flow.  The price of $4.00 per pre-R/F Stock Split share represents a premium of approximately 4.7% to the average trading closing price of $3.82 for the ten trading days (when shares traded) ended October 17, 2011.  See additional information in the section entitled “Special Factors – R/F Stock Split Proposal – Fairness of the R/F Stock Split.”

9. IF I OWN FEWER THAN 101 SHARES, IS THERE ANY WAY I CAN CONTINUE TO BE A STOCKHOLDER AFTER THE TRANSACTION?

A:           If you currently own fewer than 101 shares of our Common Stock, you can continue to be a stockholder of our Company after the effective time of the R/F Stock Split by purchasing in the open market or in privately negotiated transactions sufficient additional shares to cause you to own a minimum of 101 shares in a single account immediately before the effective time of the R/F Stock Split. However, we cannot assure you that any shares will be available for purchase. In addition, you may want to (i) consolidate holdings in two or more accounts aggregating 101 or more shares into a single account or (ii) hold your shares in “street name” (if your broker or bank holds over 101 shares in total) and arrange with your bank or broker not to effect the cash-out for the shares it holds for you.

10. IS THERE ANYTHING I CAN DO TO TAKE ADVANTAGE OF THE OPPORTUNITY TO RECEIVE CASH FOR MY SHARES AS A RESULT OF THE TRANSACTION IF I CURRENTLY OWN MORE THAN 101 SHARES?

A:           If you currently own 101 or more shares, you can receive cash for shares you own as of the effective time of the R/F Stock Split if you reduce your ownership of our Common Stock in each of your account(s) to fewer than 101 shares by selling such shares in the open market or otherwise transferring them. However, we cannot assure you that any purchaser for your shares will be available.

11. WHAT HAPPENS IF I OWN A TOTAL OF 101 OR MORE SHARES BENEFICIALLY, BUT I HOLD FEWER THAN 101 SHARES OF RECORD IN MY NAME AND FEWER THAN 101 SHARES WITH MY BROKER IN “STREET NAME”?

A:           An example of this would be that you have 50 shares registered in your own name with our transfer agent and you have 60 shares registered with your broker in “street name.” Accordingly, you are the beneficial owner of a total of 110 shares, but you do not own 101 shares of record or beneficially in the same name. If this is the case, as a result of the transaction, you would receive cash for the 50 shares you hold of record. You will also receive cash for the 60 shares held in street name assuming your broker or other nominee effects the cash-out for its beneficial owners of fewer than 101 shares of our Common Stock held in the broker’s or nominee’s name. As explained above, you can avoid this result by consolidating your holdings of 101 or more shares into a single account. Brokers or other nominees may have different procedures than registered stockholders for processing the R/F Stock Split and cash-out. If you hold your shares with a broker or other nominee and if you have questions about such procedures, we encourage you to contact your broker or nominee.

12. WHAT ARE THE TAX CONSEQUENCES OF THE R/F STOCK SPLIT?

A:           U.S. stockholders and non U.S. stockholders should consult with their own tax advisors regarding the application of any income and withholding taxes, and backup withholding to the R/F Stock Split.

13. AM I ENTITLED TO APPRAISAL RIGHTS?

A:           Under the Liberian Associations Law, our stockholders are not entitled to appraisal or other similar rights in connection with the R/F Stock Split.

14. WHAT IS THE VOTING RECOMMENDATION OF THE BOARD OF DIRECTORS?

A:           Our Board of Directors has determined that the R/F Stock Split are advisable and in the best interests of our unaffiliated as well as affiliated stockholders. Our Board of Directors has therefore unanimously approved the R/F Stock Split and recommends that you vote “FOR” approval of this proposal at the Annual Meeting.

15. WERE THERE ADDITIONAL FACTORS SUPPORTING OUR BOARD’S DETERMINATION TO RECOMMEND APPROVAL OF THE R/F STOCK SPLIT?

A:           In addition to considering the advantages and disadvantages of the R/F Stock Split discussed above, our Board of Directors based its recommendation to approve such transaction on the following:

•
The discussions and conclusions of members of our Board of Directors about the substantive fairness to our unaffiliated stockholders, from a financial point of view, of the proposed fair market value to be paid to holders who own fewer than 101 shares of our Common Stock immediately before the effective time of the R/F Stock Split; and

•	Attempts of our stockholders to achieve liquidity through open market sales will likely continue to be hampered due to the low average daily trading volume of shares of our Common Stock.

See additional information in the section entitled “Special Factors – R/F Stock Split Proposal – Fairness of the R/F Stock Split.”

16. WHAT IS THE TOTAL COST TO US OF THE R/F STOCK SPLIT?

A:           We estimate that the total cash outlay related to the R/F Stock Split will be approximately $80,000, assuming approximately $25,000 in legal, accounting and other costs to effect the proposed transaction and approximately $51,280 as consideration to our stockholders cashed out in the R/F Stock Split. This amount could be slightly larger or smaller if the number of stockholders with fewer than 101 shares immediately before the R/F Stock Split changes as a result of purchases, sales or other transfers of our Common Stock.

17. WHAT SHARES CAN I VOTE?

A:           You may vote all shares of our Common Stock that you own as of the close of business on October 17, 2011 (the “Record Date”). These shares include (1) shares held directly in your name as the “holder of record,” and (2) shares held for you in “street name” as the “beneficial owner” through a nominee (such as a broker or bank). Nominees may have different procedures and, if you own shares in street name, you should contact them prior to voting.

18. SHOULD I SEND IN MY STOCK CERTIFICATES NOW?

A:           No.  Once the R/F Stock Split is consummated, American Stock Transfer & Trust Company, our “Exchange Agent”, will send written instructions in a letter of transmittal telling you where to send your stock certificates and how you will receive any cash payments you may be entitled to receive. Stockholders that have not cashed out in the R/F Stock Split are not required to take any action; however, the CUSIP number of Common Stock will change as a result of the R/F Stock Split.

19. CAN I VOTE MY SHARES WITHOUT ATTENDING THE ANNUAL MEETING?

A:           Whether you hold your shares directly as the stockholder of record or beneficially in “street name,” you may direct your vote without attending the Annual Meeting. You may vote by signing your proxy card or, for shares held in “street name,” by signing the voting instruction card included by your broker or nominee and mailing it in the enclosed, preaddressed envelope. If you provide specific voting instructions, your shares will be voted as you instruct. If you sign but do not provide instructions, your shares will be voted as described below in “How are votes counted?”

20. CAN I CHANGE MY VOTE?

A:           You may change your proxy instructions at any time prior to the vote at the Annual Meeting. For shares held directly in your name, you may change your vote by signing a new proxy card bearing a later date (which automatically revokes the earlier dated proxy card) or by attending the Annual Meeting and voting in person. Attendance at the Annual Meeting will not cause your previously signed proxy card to be revoked unless you specifically so request. For shares held beneficially by you in street name, you may change your vote by submitting new voting instructions to your broker or nominee.

21. WHAT ARE THE VOTING REQUIREMENTS TO APPROVE THE R/F STOCK SPLIT?

A:           Approval of the amendment to our Articles of Incorporation to effectuate the R/F Stock Split will require the affirmative vote of a majority of the outstanding shares of our Common Stock. Michael S. Hudner, Chief Executive Officer, a director of the Company and a major stockholder, will vote “FOR” approval of this proposal at the Annual Meeting.

22. HOW ARE VOTES COUNTED?

A:           You may vote “FOR,” “AGAINST” or “ABSTAIN” on the R/F Stock Split and an adjournment. If you “ABSTAIN” on the proposal to approve the R/F Stock Split or right of first refusal it has the same effect as a vote “AGAINST.” If you sign and date your proxy card with no further instructions, your shares will be voted “FOR” the approval of the R/F Stock Split in accordance with the recommendations of our Board of Directors.

23. WHERE CAN I FIND THE VOTING RESULTS OF THE ANNUAL MEETING?

A:           We will announce preliminary voting results at the Annual Meeting and publish final results in a Current Report on Form 6-K filed with the SEC.

24. IF THE R/F STOCK SPLIT IS APPROVED BY OUR STOCKHOLDERS, MUST IT BE CONSUMMATED BY OUR BOARD OF DIRECTORS?

A:           No.  Our Board of Directors may abandon the R/F Stock Split at any time without further notice to or action on the part of our stockholders if for any reason our Board of Directors believes that the R/F Stock Split is no longer in the best interests of the Company or its stockholders. For instance, significant changes in the tax laws or market for the Company’s Common Stock may make the consummation of the R/F Stock Split no longer in the best interest of the Company’s stockholders. At this time, the Board of Directors intends to effectuate the R/F Stock Split as soon as administratively possible following stockholder approval.

25. HOW WILL WE OPERATE AFTER THE R/F STOCK SPLIT?

A:           If the R/F Stock Split is consummated, and assuming that we have fewer than 300 holders of record after the transaction, we will delist with NYSE Amex and suspend our obligation as a SEC reporting company and no longer be subject to the governance regulations of NYSE Amex, the reporting and related requirements under the federal securities laws and Sarbanes-Oxley that are applicable to SEC reporting companies. We do not anticipate that the R/F Stock Split will have an effect on the conduct of our business.

26. WHO CAN HELP ANSWER MY QUESTIONS?

A:           If you have any questions about the transactions, including the procedures for voting your shares, or if you need additional copies of this proxy statement or the enclosed proxy, without charge, you should contact us, as follows:

Anthony Dalzell
adalzell@bhcousa.com

John LeFrere
Tel:  (441) 295-6875

27.           WHAT IS THE QUORUM REQUIREMENT?

A quorum is necessary to hold a valid meeting.  A quorum will be present if a majority of the outstanding shares are represented in person or by proxy at the Annual Meeting.  On the Record Date, there were 5,555,426 shares of common stock outstanding and entitled to vote.  Thus, at least 2,777,714 shares must be represented in person or by proxy at the Annual Meeting in order to have a quorum.

Your shares will be counted towards the quorum only if you submit a valid proxy (or one is submitted on your behalf by your broker, bank or other nominee) or if you vote in person at the Annual Meeting.  Abstentions and broker non-votes will be counted towards the quorum requirement.  If there is no quorum, a majority of the votes present at the Annual Meeting may adjourn the Annual Meeting to another date.

28.           WHAT IF I RETURN A PROXY CARD BUT DO NOT MAKE SPECIFIC CHOICES?

If you return a signed and dated proxy card without marking any voting selections, your shares will be voted in favor of both proposals, including the R/F stock split and will have the same effect as “For” votes.

29.           WHO IS PAYING FOR THIS PROXY SOLICITATION?

We will pay for the entire cost of soliciting proxies.  In addition to these mailed proxy materials, our directors and employees may also solicit proxies in person, by telephone or by other means of communication.  Directors and employees will not be paid any additional compensation for soliciting proxies.  We may also reimburse brokerage firms, banks and other agents for the cost of forwarding proxy materials to beneficial owners.

30.           WHAT DOES IT MEAN IF I RECEIVE MORE THAN ONE PROXY CARD?

If you receive more than one proxy card, it means that your shares are registered in more than one name or are registered in different accounts.  Please complete, sign and return each proxy card to ensure that all of your shares are voted.

31.           CAN I CHANGE MY VOTE AFTER SUBMITTING MY PROXY?

Yes.  You can revoke your proxy at any time before the final vote at the Annual Meeting.  If you are the record holder of your shares, you may revoke your proxy in any one of three ways:

•	You may submit another properly completed proxy card with a later date;

•	You may send a written notice that you are revoking your proxy to our Secretary at 3rd Floor, Par La Ville Place, 14 Par-La-Ville Road, Hamilton, Bermuda; or

•	You may attend the Annual Meeting and vote in person. However, simply attending the Annual Meeting will not, by itself, revoke your proxy.

If your shares are held by your broker or bank as a nominee or agent, you should follow the instructions provided by your broker or bank.

CAUTIONARY STATEMENT CONCERNING FORWARD-LOOKING STATEMENTS

This proxy statement and the documents to which we refer you in this proxy statement contain forward-looking statements based on estimates and assumptions. In addition, from time to time, we or our representatives may make forward-looking statements orally or in writing. We base these forward-looking statements on our expectations and projections about future events, which we derive from the information currently available to us. Such forward-looking statements relate to future events, such as our future financial performance.

You can identify forward-looking statements by those that are not historical in nature, particularly those that use terminology such as “may,” “will,” “should,” “expects,” “anticipates,” “contemplates,” “estimates,” “believes,” “plans,” “projected,” “predicts,” “potential” or “continue” or the negative of these or similar terms.

Forward-looking statements are only predictions. You should not place undue reliance on forward-looking statements, which reflect management’s view only as of the date of this proxy statement. The forward-looking events discussed in this proxy statement, the documents to which we refer you and other statements made from time to time by us or our representatives, may not occur, and actual events and results may differ materially and are subject to risks, uncertainties and assumptions about us. To the extent there is any material change in the information discussed in this proxy statement, the Company will promptly disclose the change as required by applicable SEC rules and regulations. In light of these risks, uncertainties and assumptions, the forward-looking events discussed in this proxy statement, the documents to which we refer you and other statements made from time to time by us or our representatives, might not occur.

PROPOSAL 1:  ELECTION OF DIRECTORS

The Board of Directors recommends the election of the four nominees for Class A directors named below.  All shares represented by each properly signed and returned proxy will be voted in accordance with the instructions marked by the shareholder executing it or, if no instructions are marked, will be voted for the election of the nominees below.

As provided in the Company’s Articles of Incorporation, the Board of Directors is divided into two classes, each of which serves for a two-year term.  The Class A directors elected at the Annual Meeting will hold office until the 2013 Annual Meeting of Shareholders and until their respective successors are elected and shall have been qualified.  Directors of the Company are elected by a plurality of the votes cast at a meeting of shareholders.  Therefore, a shareholder who fails to vote, or who withholds his or her vote from one or more nominees, will not affect the outcome of the election, provided that a quorum is present at the Annual Meeting.  A broker who is the record owner of Common Stock beneficially owned by a customer will have discretionary authority to vote such shares if the broker has not received voting instructions from the beneficial owner by the tenth day before the Annual Meeting, provided that this Proxy Statement is transmitted to the beneficial owner at least 15 days before the Annual Meeting.

Under the terms of the Company’s Articles of Incorporation, a vote cast at the Annual Meeting for any person other than the nominees below (or any substitute nominee proposed by the Board of Directors) will not be valid.  See “Other Matters.”

If for any reason any of the nominees below shall become unavailable for election, it is intended that all properly executed and returned proxies will be voted for a substitute nominee designated by the Board, but the Board has no reason to believe that this will occur.  Information concerning the four Class B directors, whose current terms of office will continue until the 2012 Annual Meeting, is also set forth below.

Nominees for Class A Directors

Michael S. Hudner, age 64, has been President and Chief Executive Officer and a director of the Company since 1988 and Chairman of the Board of the Company since October 1993.  He is also President and a director of B+H Management Ltd. (“BHM”).  Since 1978, Mr. Hudner in his capacity as a partner in B+H Company (“BHC”) and its predecessor, was primarily responsible for the acquisition and financing of over 100 bulk carriers, product tankers and crude oil tankers for BHC and its affiliates and joint ventures (including all of the vessels owned by the Company).  Mr. Hudner is a member of the New York Bar, and is a member of the Council of the American Bureau of Shipping.

Trevor J. Williams, age 68, has been principally engaged as President and Director of Consolidated Services Limited, a Bermuda-based firm providing management services to the shipping industry since 1985.  He has been a director and a Vice President of the Company since 1988 and BHM since 1987.

John M. LeFrere, age 67, has been a private investor in and financial consultant to several major corporations since March 1996.  From February 1993 to March 1996, he was a Managing Director of Bankers Trust Company of New York in charge of Research for the Equity Capital Markets Division.  Mr. LeFrere is President of J.V. Equities Corp., an investment banking firm, and has been a partner in several research and investment banking firms.

Hope F. Hudner, age 60, is a Bahamian and U. S. Citizen and is the wife of the Michael S. Hudner.  She is a designer and artist and is or has been a director of numerous non-profit boards during the past five years, including the Board of Trustees of the Moses Brown School, the Museum of Art of the Rhode Island School of Design, Perennial Planters, the Development Board of Women & Infants Hospital and the Development Board of Save the Bay, all located in Rhode Island.  She is also an officer and director of Navinvest Marine Services (U.S.) Inc., an affiliate of Mr. Hudner, which acts as agent for the Company.

Class B Directors Continuing in Office

Charles L. Brock, age 68, is a member of Brock Capital Group LLC, an advisory and investment firm.  He was a partner in the law firm of Brock Partners which acted as United States counsel for the Company from 1995 to 1999.

R. Anthony Dalzell, age 66, has been affiliated since October 1995 with BHM.  He was appointed Treasurer and Chief Financial Officer of the Company in March 1997.  Mr. Dalzell was Managing Director of Ugland Brothers Ltd., a U.K.-based shipowner and shipmanager from March 1982 until March 1988.  From April 1988 until December 1992, he was General Manager of NMS, Secretary and a Vice President of the Company.  From June 1993 until October 1995, Mr. Dalzell was affiliated with B+H Bulk Carriers Ltd.

Per Ditlev-Simonsen, age 78, is Chairman of the Board of EidsivaRederiASA, an Oslo Stock Exchange listed shipping company with its main interests in bulk, car and ro-ro carriers from 1991 to 2009.  Mr. Ditlev-Simonsen has more than 35 years’ experience in international shipping and offshore drilling.  In the years 1991-1996, he was Chairman of the Board of Christiana Bank ogKreditkasse, Norway’s second largest commercial bank and one of the world’s largest shipping banks.  Mr. Ditlev-Simonsen, the Mayor of Oslo from 1995 to 2007, has served as a member of the Norwegian Parliament and the Oslo City Council, and as Chairman of the Conservative Party in Oslo.  He was also Minister of Defense in the Norwegian Government from October 1989 to November 1990.  Mr. Ditlev-Simonsen is a Norwegian citizen and resides in Oslo, Norway.

O. Michael Lewis, age 61, was the Senior Partner of London law firm Peachey & Co. from 1997 to 2005, having been a partner since 1979.  Mr. Lewis specialized in advising international shipping groups.  Mr. Lewis is a trustee of the Boris Karloff Charitable Foundation.

Audit Committee

The By-Laws of the Company provide for an Audit Committee of the Board of Directors consisting of two or more directors of the Company designated by a majority vote of the entire Board.  The Audit Committee consists of directors who are not officers of the Company and who are not and have not been employed by BHM or by any person or entity under the control of, controlled by, or under common control with, BHM.  The Audit Committee is currently comprised of Messrs.  Brock (Chairman), Ditlev-Simonsen and Lewis and is currently charged under the By-Laws with reviewing the following matters and advising and consulting with the entire Board of Directors with respect thereto: (a) the preparation of the Company’s annual financial statements in collaboration with the Company’s independent certified accountants; (b) the performance by the Manager of its obligations under the Management Services Agreement with the Company; and (c) all agreements between the Company and the Manager, any officer of the Company, or affiliates of the Manager or any such officer.  The Audit Committee, like most independent board committees of public companies, does not have the explicit authority to veto any actions of the entire Board of Directors relating to the foregoing or other matters; however, the Company’s senior management, recognizing their own fiduciary duty to the Company and its shareholders, is committed not to take any action contrary to the recommendation of the Audit Committee in any matter within the scope of its review.

Miscellaneous

Except as set forth above, no family relationships exist between any of the executive officers and directors (or nominees for director) of the Company.  The Board of Directors has no standing Nominating, Compensation or Stock Option Committees.

INTEREST OF MANAGEMENT IN CERTAIN TRANSACTIONS

The shipowning activities of the Company are managed by B+H Management Ltd. (“BHM”) under a Management Services Agreement (the “Management Agreement”) dated June 27, 1988 and amended on October 10, 1995 and on June 1, 2009, subject to the oversight and direction of the Company’s Board of Directors.  Mr. Hudner is President of BHM.

 The shipowning activities of the Company entail three separate functions, all under the overall control and responsibility of BHM: (1) the shipowning function, which is that of an investment manager and includes the purchase and sale of vessels and other shipping interests; (2) the marketing and operations function which involves the deployment and operation of the vessels; and (3) the vessel technical management function, which encompasses the day-to-day physical maintenance, operation and crewing of the vessels.

 The Management Agreement may be terminated by the Company in the following circumstances: (i) certain events involving the bankruptcy or insolvency of BHM; (ii) an act of fraud, embezzlement or other serious criminal activity by Michael S. Hudner, Chief Executive Officer, President, Chairman of the Board and significant shareholder of the Company, with respect to the Company; (iii) gross negligence or willful misconduct by BHM; or (iv) a change in control of BHM.

BHM employs Navinvest Marine Services (USA) Inc.  (“NMS”), a Connecticut corporation, under an agency agreement, to assist with the performance of certain of its financial reporting and administrative duties under the Management Agreement.  Mr. Hudner is the sole shareholder of NMS.

Currently, the Company pays BHM a monthly rate of $6,743 per vessel for general, administrative and accounting services, which may be adjusted annually for any increases in the Consumer Price Index.  During the year ended December 31, 2010, the Company paid BHM fees of approximately $659,000 for these services.

The Company also pays BHM a monthly rate of $13,844 per medium range (MR) product tanker and $16,762 per Panamax product tanker or ore/bulk/oil combination carrier (OBO) for technical management services, which may be adjusted annually for any increases in the Consumer Price Index.  Vessel technical managers coordinate all technical aspects of day to day vessel operations including physical maintenance, provisioning and crewing of the vessels.  During the year ended December 31, 2010, Company paid BHM fees of approximately $1,280,000 for these services.

The Company engages BHM to provide commercial management services at a monthly rate of $10,980 per vessel, which may be adjusted annually for any increases in the Consumer Price Index.  BHM obtains support services from Protrans (Singapore) Pte. Ltd., which is owned by BHM.  Commercial managers provide marketing and operations services.  During the year ended December 31, 2010, the Company paid BHM fees of approximately $859,000 for these services.

The Company engaged Centennial Maritime Services Corp. (“Centennial”), a company affiliated with the Company through common ownership, to provide manning services at a monthly rate of $1,995 per vessel and agency services at variable rates, based on the number of crew members placed on board.  During the year ended December 31, 2010, the Company paid Centennial manning fees of approximately $330,000.

BHES provides office space and administrative services to Straits and Product Transport (S) Pte. Ltd; both of which are wholly-owned subsidiaries of the Company, for SGD 12,000 (approximately $8,280) per month. The total paid to BHES for these services was SGD 288,000 (approximately $218,000) in 2010.

BHM received brokerage commissions of $106,750 in connection with the sale of MV Sachem in January 2010 and $82,000 in connection with the sale of the MT Sagamore in January 2011.  The Company also paid BHM standard industry chartering commissions of $678,000 in 2010 in respect of certain time charters in effect during this period.

The Company paid fees of $212,000 to J.V. Equities, Inc. in 2010 for consulting services rendered.  J.V. Equities is controlled by John LeFrere, a director of the Company.

During 2010, the Company paid fees of $85,000 to R. Anthony Dalzell, Chief Financial Officer, Vice President and a director of the Company, or to a Company deemed to be controlled by him for consulting services.

During 1998, the Company’s Board of Directors approved an agreement with BHM whereby up to 110,022 shares of common stock of the Company will be issued to BHM for distribution to individual members of management, contingent upon certain performance criteria.  The Company issued the shares of common stock to BHM at such time as the specific requirements of the agreement are met.  During 2008, there were no additional shares issued from treasury stock.

As a result of BHM’s possible future management of other shipowning companies and BHM’s possible future involvement for its own account in other shipping ventures, BHM may be subject to conflicts of interest in connection with its management of the Company.  To avoid any potential conflict of interest, the management agreement between BHM and the Company provides that BHM must provide the Company with full disclosure of any disposition of handysize bulk carriers by BHM or any of its affiliates on behalf of persons other than the Company.

For the policy year ended February 20, 2011, the Company placed the following insurance with Northampton Assurance Ltd. (NAL).  NAL is a subsidiary of Northampton Holdings Ltd., a major stockholder.

•	66.5% of its Hull & Machinery (“H&M”) insurance for claims in excess of minimum $120/125,000 each incident, which insurance Northampton Assurance Ltd. (“NAL”) fully reinsured.

•	67.5% of its H&M insurance (Machinery Claims only) on 6 vessels of up to $50,000 in excess of $120/125,000 each incident; and

•	67.5% of its H&M insurance (Machinery claims only) on 1 vessel up to $100,000 in excess of $120/125,000 each incident.

For the periods ended December 31, 2010, 2009 and 2008, vessel operating expenses on the Consolidated Statements of Operations include approximately $402,000, $719,000 and $982,000, respectively, of insurance premiums paid to NAL (of which $375,000, $667,000 and $915,000, respectively, was ceded to reinsurers) and approximately $60,000, $99,000, and $196,000, respectively, of brokerage commissions paid to NAL.

The Company had accounts payable to NAL of $23,000 and $86,000 at December 31, 2010 and 2009, respectively.  NAL paid fees of $101,500, $174,000 and $174,000 in 2010, 2009 and 2008, respectively, to Mr. Dalzell for his consulting services rendered.

The Company believes that the terms of all transactions between the Company and the existing officers, directors, shareholders and any of their affiliates described above are no less favorable to the Company than terms that could have been obtained from third parties.

R/F STOCK SPLIT SUMMARY TERM SHEET

This summary, including the “Questions and Answers About the Meeting and Proposals” section that follows, highlights selected information from this proxy statement for the Annual Meeting of our stockholders and addresses the material terms of the R/F Stock Split and option to repurchase our shares described below. For a complete description of these proposals, you should carefully read this entire proxy statement. This summary is qualified in its entirety by reference to the more detailed information about the Company accompanying this proxy statement, including our financial statements included in our Annual Report on Form 20-F for the year ended December 31, 2010, which are incorporated by reference into this proxy statement. References to the “Company,” “us,” “we,” “our” or “BHO” refer to B + H Ocean Carriers Ltd., a Liberia corporation. This proxy statement and the accompanying proxy are being mailed to holders of shares of our Common Stock on or about October 20, 2011.  Our financial statements included in our Annual Report on Form 20-F for the year ended December 31, 2010 are available on our website (http://bhocean.com), and you can order a hard copy on the website.

Description of the R/F Stock Split Proposal and Amendment to the Company’s Articles of Incorporation, as amended (the “Articles of Incorporation”).

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Our Board of Directors has authorized, subject to stockholder approval and subsequent final action by our Board of Directors, a 1-for-101 R/F Stock Split, followed immediately by a 101-for-1 forward R/F Stock Split of our Common Stock on the date  (the “Effective Date”) that the Ministry of Foreign Affairs of the Republic of Liberia accepts for filing articles of amendment to our Articles of Incorporation. As a result:

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Stockholders who own fewer than 101 shares immediately before the Effective Date will receive a cash payment equal to $4.00 per share for each pre Reverse Stock Split share, and will no longer be stockholders of the Company.

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Stockholders who own 101 or more shares of our Common Stock immediately before the Effective Date will receive 1 share for each 101 shares held before the Effective Date and will immediately thereafter receive 101 shares for each 1 share held after the R/F Stock Split, meaning that such stockholders’ holdings will remain unchanged on the Effective Date

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If consummated, the R/F Stock Split would be part of a “going dark” plan. Following the R/F Stock Split, we would have fewer than 300 holders of record, and we would delist from the NYSE Amex (formerly, the American Stock Exchange) and suspend our obligation to file reports under the Exchange Act. We would “go dark,” i.e., become a non-reporting company for purposes of the Exchange Act. This will eliminate the significant expense required to comply with SEC reporting and related requirements including, but not limited to, those of Sarbanes-Oxley. Our Board of Directors has concluded that the cost associated with being a SEC reporting company is not justified by its benefits in view of the limited trading activity in our Common Stock, and has determined that the R/F Stock Split is fair to and in the best interests of our stockholders, including our unaffiliated stockholders. See additional information in the sections entitled “Proposal 2 – Recommendation of Our Board of Directors” and “Special Factors –R/F Stock Split Proposal – Fairness of the R/F Stock Split.”

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The members of our Board of Directors have indicated that they intend to vote, or cause to be voted, the shares of our Common Stock that they directly or indirectly control in favor of the R/F Stock Split. The shares of our Common Stock beneficially owned by directors represent approximately 67% of our outstanding voting securities.

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Our stockholders are not entitled to appraisal rights under either our Articles of Incorporation or our Bylaws, as amended, or under the Liberian Associations Law, even if they vote against the R/F Stock Split. See additional information in the section entitled “Proposal 2 - Appraisal Rights.”

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The R/F Stock Split requires the approval of a majority of the outstanding shares of Common Stock entitled to vote at the Annual Meeting. See additional information in the section entitled “Proposal 2 – Votes Required.”

Background of the R/F Stock Split Proposal

In recent years, there has been low trading volume for our Common Stock, resulting in an inefficient market for our shares. In addition, our Common Stock has not attracted any market research attention. Our Board of Directors does not foresee opportunities to raise capital through sales of equity securities in a public offering. Also, our Board of Directors has determined that given our size and the absence of sustained interest by securities research analysts and other factors, we have not enjoyed the appreciable enhancement in company image that usually results from having reporting company status.

We incur significant direct and indirect costs associated with compliance with the Exchange Act’s filing and reporting requirements imposed on reporting companies. The cost of this compliance has increased significantly with the implementation of the provisions of Sarbanes-Oxley, including but not limited to, significant costs and burdens of compliance with the internal control audit requirements of Section 404 of Sarbanes-Oxley (“Section 404”). The cost of Section 404’s internal control procedures is unduly burdensome and costly, considering our size. We have already incurred, and will continue to incur, substantial costs to implement these procedures unless and until we suspend our obligation to file reports as a SEC reporting company. We have also had to expend executive time to prepare our public filings.

In light of these circumstances, our Board of Directors believes that it is in the best interest of the Company to undertake the R/F Stock Split, enabling us to suspend our obligation to file reports as a SEC reporting company. Suspension of our obligation to file reports will relieve us of the administrative burden and costs associated with filing reports and otherwise complying with the requirements imposed under the Exchange Act and Sarbanes-Oxley. The benefits of being a reporting company are outweighed by the associated costs. Further, in view of market conditions, we do not currently have viable opportunities to raise capital through a public offering of our Common Stock.

After reviewing the Company’s general stock records, our Board of Directors determined that the R/F Stock Split would result in the Company having fewer than the 300 stockholders required to be a reporting company while at the same time providing stockholders who held a reasonable amount of the Company’s Common Stock the opportunity to continue as stockholders. The Board of Directors considered alternative ratios to the 1-for-101 ratio, which ratios would result in a higher number of post-R/F Stock Split outstanding shares and stockholders, but determined that using a ratio that would result in a higher number of shares and a higher number of stockholders outstanding than would the 1-for-101 ratio was not in the best interests of our stockholders.

The Board of Directors has approved the filing of this proxy statement. The Company’s directors intend to vote for each of the proposals contained herein at the Annual Meeting.

Purpose of the R/F Stock Split Proposal

The primary purpose of the R/F Stock Split is to enable us to reduce the number of our holders of record to fewer than 300. This will allow:

•	suspension of our duties to file periodic reports with the SEC and to comply with Sarbanes-Oxley;

•	elimination of the administrative burden and expense of maintaining small stockholders’ accounts; and

•	liquidation by small stockholders of their shares of our Common Stock at a fair price, without having to pay brokerage commissions.

While it is possible that the Company could subsequently return to filing company status, the Board of Directors views this as an unlikely scenario because: (i) the Company has no present intention of undertaking a public offering; and (ii) the Company has no intention of trading other than on the pink sheets.

Structure of the R/F Stock Split Proposal

Our Board of Directors has approved the submission of the R/F Stock Split to a vote of our stockholders and recommends the transaction for your approval. Our Board of Directors has, however, retained the final authority to determine if and when to file the amendment to our Articles of Incorporation with the Ministry of Foreign Affairs of the Secretary of State of the Republic of Liberia in order to effectuate these amendments. Notwithstanding authorization of the proposed transaction by our current stockholders, our Board of Directors may abandon the R/F Stock Split at any time without further action by our stockholders, or may file the amendment at any time without further notice to or action by our stockholders. Our Board of Directors may abandon the R/F Stock Split at any time if for any reason our Board of Directors believes that the R/F Stock Split is no longer in the best interests of the Company or its stockholders. For instance, significant changes in the tax laws or market for the Company’s Common Stock may make the consummation of the R/F Stock Split no longer in the best interest of the Company’s stockholders. At this time, the Board of Directors intends to effectuate the R/F Stock Split as soon as administratively possible following stockholder approval.

As of October 17, 2011, there were approximately 5,555,426 shares of our Common Stock outstanding and approximately 505 holders of record. As of such date, approximately 285 holders of record held fewer than 101 shares of our Common Stock. As a result, we believe that the R/F Stock Split will reduce the number of our holders of record to approximately 220, while only reducing the number of outstanding shares by approximately 0.23% to approximately 5,542,610.

EFFECTS ON STOCKHOLDERS WITH FEWER THAN 101 SHARES OF COMMON STOCK

If the R/F Stock Split is implemented, stockholders holding fewer than 101 shares of our Common Stock immediately before the R/F Stock Split, sometimes referred to as the “Cashed Out Stockholders”, will:

•	not receive a fractional share of Common Stock as a result of the R/F Stock Split;

•	receive cash for of the shares of our Common Stock they held immediately before the R/F Stock Split in accordance with the procedures described in this proxy statement;

•	not be required to pay any service charges or brokerage commissions in connection with the R/F Stock Split;

•	not receive any interest on the cash payments made as a result of the R/F Stock Split; and

•	have no further ownership interest in our Company and no further voting rights.

Cash payments to Cashed Out Stockholders in the U.S. as a result of the R/F Stock Split should generally be subject to U.S. federal income taxation.

If you do not currently hold at least 101 shares of Common Stock in a single account and you want to continue to hold shares of our Common Stock after the R/F Stock Split, you may do so by taking any of the following actions:

1.           Purchasing a sufficient number of additional shares of our Common Stock in the open market or privately and having them registered in your name and consolidated with your current record account, if you are a record holder, or having them entered in your account with a nominee (such as your broker or bank) in which you hold your current shares so that you hold at least 101 shares of our Common Stock in your account immediately before the effective time of the R/F Stock Split;

2.           If you hold an aggregate of 101 or more shares in two or more accounts, consolidating your accounts so that you hold at least 101 shares of our Common Stock in one account immediately before the effective time of the R/F Stock Split; or

3.           Transferring your shares into an account with a broker or bank so that the shares are held in “street name,” and if the nominee holds at least 101 shares and does not receive instructions from you to cash out your position, your beneficial interest should continue.

You will have to act far enough in advance so that the purchase or transfer of any shares of our Common Stock or consolidation of your accounts containing shares of our Common Stock is completed by the close of business prior to the effective time of the R/F Stock Split. We cannot assure you that shares will be available for purchase on the open market or privately. In recent years our Common Stock has not attracted significant market research attention and has had low trading volume. Given our size and the absence of sustained interest by securities research analysts, all stockholders who want to purchase additional shares in the open market or privately in order to remain a stockholder of the Company may not be able to do so.

EFFECTS ON STOCKHOLDERS WITH 101 OR MORE SHARE OF COMMON STOCK

If the R/F Stock Split is consummated, stockholders holding 101 or more shares of our Common Stock immediately before the R/F Stock Split, sometimes referred to as the “Continuing Stockholders”, will:

•	continue to be our stockholders and will be the only persons entitled to vote as stockholders after the consummation of the R/F Stock Split;

•	not receive cash for any of their shares of our Common Stock; and

•	will hold exactly the same number of shares immediately before the R/F Stock Split.

EFFECTS ON BHO

If the R/F Stock Split is consummated we intend to apply for delisting from NYSE Amex and suspension of our obligation to file public reports with the SEC as soon as practicable after such consummation.

After the R/F Stock Split has been consummated, we may, from time to time, repurchase shares of our Common Stock, in privately negotiated sales or in other transactions. The timing of any such repurchase will depend on a number of factors, including our financial condition, operating results and available capital at the time. We cannot predict the likelihood, timing or prices of such purchases and they may well occur without regard to our financial condition or available cash at the time.

Our Common Stock will continue to have the same par value per share following consummation of the R/F Stock Split.

NO SCHEDULE 13E-3 FILING

The R/F Stock Split is considered a “going private” transaction as defined in Rule 13e-3 promulgated under the Exchange Act, because it is intended to suspend our obligation to file periodic reports with the SEC. However, since BHO is a foreign private issuer, it is not required to file a Rule 13e-3 Transaction Statement on Schedule 13E-3 with the SEC. Accordingly, our stockholders will not receive all the information that may be provided in a Schedule 13E-3.

Advantages of the R/F Stock Split Proposal

COST SAVINGS

As a result of recent corporate governance scandals and the legislative and litigation environment resulting from those scandals, the costs of being a SEC reporting company have increased for those companies subject to Section 404 requirements. Sarbanes-Oxley will continue to have the effect of increasing the compliance burdens and potential liabilities of being a SEC reporting company. It has increased and will increase audit fees and other costs of compliance, such as securities counsel fees, as well as potential liability faced by our officers and directors. We also incur substantial indirect costs as a result of, among other things, our management’s time expended to prepare and review our public filings.

Our Board of Directors believes that by suspending our periodic reporting obligations, we will realize annual cost savings of approximately $600,000 in reduced filing costs, audit and audit-related fees, legal fees, Sarbanes-Oxley compliance fees, directors and officers insurance, and director fees.

Note that Sarbanes-Oxley compliance fees were not incurred in 2010 due to deferral of rules for small companies; however, the Company expects them to be incurred as a result of the accountant’s audit of the Company’s assessment of internal controls over financial reporting.

These estimated annual cost savings reflect, among other things: (i) a reduction in audit, attestation and related fees, (ii) the elimination of costs associated with filing periodic reports with the SEC and (iii) elimination of insurance and director costs and the increased liability associated with maintaining a listed private company. In addition, the estimated annual costs and cost savings do not include other costs that management and the Board of Directors believe are significant, though difficult or impossible to quantify, such as legal expenses related to being a SEC reporting company and management support time devoted to this area.

OPPORTUNITY FOR CASHED OUT STOCKHOLDERS TO SELL THEIR HOLDINGS AT OR ABOVE THE THEN-CURRENT MARKET TRADING PRICE, WITHOUT BROKERAGE FEES OR COMMISSIONS

In connection with the R/F Stock Split, our Board of Directors determined that a fair price for this transaction to Cashed Out Stockholders is the $4.00 per pre-Reverse Stock Split share as set forth in the section “Background of the R/F Stock Split Proposal” of this proxy statement, because it provides them an opportunity to liquidate their holdings at a fair price without brokerage commissions.

ABILITY TO CONTROL DECISION WHETHER TO REMAIN AS A STOCKHOLDER

Another factor considered by our Board of Directors in determining the substantive fairness of the transaction to our unaffiliated stockholders is that current holders of fewer than 101 shares of our Common Stock can remain as our stockholders, even if the R/F Stock Split is consummated, by acquiring additional shares so that they own at least 101 shares of our Common Stock immediately before the effective time of the R/F Stock Split. Conversely, stockholders that own 101 or more shares of our Common Stock can reduce their holdings to fewer than 101 shares by selling shares prior to the transaction. Our Board of Directors considered the structure of the transaction to be fair to our unaffiliated stockholders because it allows them a measure of control over the decision of whether to remain stockholders after the transaction, or to receive the cash consideration offered in connection with the R/F Stock Split, if the transaction is consummated.

NO MATERIAL CHANGE IN PERCENTAGE OWNERSHIP OF CONTINUING STOCKHOLDERS

As only an estimated 12,820 out of 5,555,426 pre-R/F Stock Split shares of our Common Stock would be cashed out as a result of the R/F Stock Split, the percentage ownership of Continuing Stockholders would be approximately the same as it was prior to the R/F Stock Split. For example, affiliates of Michael S. Hudner, our chief executive officer, currently beneficially own approximately 66.97% of the outstanding shares of our Common Stock and will beneficially own approximately 67.12% of the outstanding shares of our Common Stock following completion of the R/F Stock Split. We believe that structuring the transaction in a manner that preserves the approximate percentage ownership of the Continuing Stockholders, whether affiliated or unaffiliated, supports the substantive fairness of the transaction to all the stockholders.

Disadvantages of the R/F Stock Split Proposal

POSSIBLE REDUCTION OF PUBLIC SALE OPPORTUNITIES FOR OUR STOCKHOLDERS

Following the transaction, we anticipate that the market for our Common Stock may become more illiquid due to the suspension of our periodic reporting obligations, and the price for our Common Stock may drop. We currently intend voluntarily to disseminate press releases, quarterly financial statements and audited annual financial statements to our stockholders and the investment community generally for at least two years after the effective date of the R/F Stock Split. Trading prices may decline when a company delists from a stock exchange and “goes dark”.

REDUCTION OF CERTAIN PUBLICLY AVAILABLE INFORMATION AND GOVERNANCE REGULATION

Upon consummation of the R/F Stock Split, the Company intends to delist from NYSE Amex and suspend its duty to file periodic reports with the SEC. Although we intend voluntarily to disseminate press releases, quarterly unaudited financial statements and annual audited financial statements for at least two years after the effective date of the R/F Stock Split, some of the information regarding our operations and financial results that is currently available to the general public and our investors may not be available after we have suspended our obligation to file reports with the SEC. Upon the suspension of our duty to file reports with the SEC, investors seeking information about us may have to contact us directly to receive such information. We cannot assure you that we will provide the requested information to an investor. Because pink sheets companies are not subject to SEC reporting requirements, the level of information available about them varies greatly. There are several different market tiers to denote the level of information that is available about each pink sheet company. While our Board of Directors acknowledges the circumstances in which such indefinite suspension of publicly available information may be disadvantageous to some of our stockholders, our Board of Directors believes that the overall benefit to us of no longer being a SEC reporting company substantially outweighs the disadvantages thereof.

The Company will no longer be subject to certain governance regulations imposed by NYSE Amex and certain liability provisions of the Exchange Act. Officers of the Company will no longer have to make the certifications required by Sarbanes-Oxley.  Accordingly, stockholders could find that governance of the Company is less transparent, that the information provided to them is more limited and that their recourse for alleged false or misleading statements is also more limited. See also “Proposal No. 2 – Special Interests of Affiliated Persons in the Transaction.”

NO PARTICIPATION IN FUTURE INCREASES IN VALUE OF OUR COMMON STOCK

Cashed Out Stockholders will have no further financial interest in the Company and thus will not have the opportunity to participate in any potential appreciation in the value of our shares, including without limitation if we were to become a SEC reporting company again in the future. Our Board of Directors determined that this factor does not make the transaction unfair to our unaffiliated stockholders, because those stockholders who wish to remain stockholders after the R/F Stock Split can do so by acquiring additional shares so that they own at least 101 shares of our Common Stock before the R/F Stock Split.

Alternative Transactions Considered

In making the determination to submit the R/F Stock Split for approval by our stockholders, our Board of Directors considered the feasibility of certain other alternative transactions, as described below, each of which was ultimately rejected because of its disadvantages:

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Issuer Tender Offer. Our Board of Directors considered the feasibility of an issuer tender offer to repurchase the shares of our Common Stock held by our unaffiliated stockholders. Although the voluntary nature of such a transaction may be an advantage for our stockholders, we would have no assurance that the transaction would result in a sufficient number of shares being tendered. In addition, the going private rules regarding the treatment of our stockholders in a tender offer, including pro-rata acceptance of offers from our stockholders, make it difficult to ensure that we would be able to reduce the number of holders of record to a level below 300.

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Traditional Stock Repurchase Program. Repurchasing enough shares in this manner to enable us to suspend our obligation to file reports as a SEC reporting company would likely take an extended period of time, and we would have no assurance of success.

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Odd-Lot Repurchase Program. Our Board of Directors also considered the feasibility of a transaction in which we would announce to our stockholders that we would repurchase, at a designated price per share, the shares of our Common Stock held by any stockholder who holds fewer than a specified number of shares and who offers such shares for sale pursuant to the terms of the program. The voluntary nature of such an approach could be an advantage for our stockholders. However, because our stockholders would not be required to participate in the program, we could not be certain at the outset whether a sufficient number of odd-lot stockholders would participate and thereby result in the number of holders of record being reduced to below 300. In terms of timing, such a program, especially after giving effect to any extensions of deadlines for tendering into the program, would likely necessitate a longer time frame than that of the R/F Stock Split.

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Maintaining The Status Quo.  Our Board of Directors also considered maintaining the status quo. In that case, we would continue to incur the expenses of being a SEC reporting company (estimated to be more than $600,000 in 2010) without enjoying the benefits traditionally associated with SEC reporting company status. Without taking action, the Company would utilize a disproportionate amount of its cash resources for such expenses, reducing value for the stockholders.

Fairness of the R/F Stock Split

Our Board of Directors has fully reviewed and considered the terms, purpose, alternatives and effects of the R/F Stock Split and has unanimously determined that the transaction is in our best interests and is substantively and procedurally fair to each differently-impacted group of stockholders - those unaffiliated stockholders who will be cashed-out and those unaffiliated stockholders who will be Continuing Stockholders. Mr. Hudner and Anthony Dalzell, members of the Company’s Board of Directors, are also executive officers of the Company and as such are not “independents” as defined by the listing standards of the NYSE Amex.

PROCEDURAL FAIRNESS

Our Board of Directors considered the advantages and disadvantages of the R/F Stock Split discussed in the sections “Advantages of the Proposal” and “Disadvantages of the Proposal” in reaching its conclusion as to the procedural fairness of the R/F Stock Split to our unaffiliated stockholders in addition to the following factors. Our Board of Directors believes that the R/F Stock Split is procedurally fair due to: (i) the requirement that the proposal receive a majority vote in order to be approved, and (ii) the ability of the unaffiliated stockholders, by taking the steps described in the tenth and eleventh questions and answers under “Questions and Answers about the Meeting and Proposals,” to switch their status from Cashed Out Stockholder to Continuing Stockholder (or vice versa) as they see fit subject to the liquidity of the market for our Common Stock. The Board of Directors considered that a stockholders’ ability to switch their status from Cash Out Stockholder to Continuing Stockholder (or vice versa) is subject to liquidity concerns based on the low trading volume of our Common Stock and is not a guaranteed option, however, this factor did not affect the Board’s determination that the R/F Stock Split is procedurally fair.

In evaluating the fairness of the R/F Stock Split, the Board of Directors did not receive any report, opinion or appraisal from an outside party. In an effort to retain a greater portion of our cash for our stockholders, and given the small monetary size of the proposed R/F Stock Split, the Company has not retained a financial advisor or an external fairness opinion. Our Board of Directors believes the R/F Stock Split is procedurally fair in the absence of a fairness opinion because (i) the proposal must receive a majority vote in order to be approved and (ii) all stockholders are being treated the same. In evaluating the fairness of the R/F Stock Split with respect to the unaffiliated stockholders in particular, our Board of Directors also noted that the transaction would not differentiate among stockholders on the basis of affiliate status. The sole determining factor in whether a stockholder will become a Cashed Out Stockholder or a Continuing Stockholder as a result of the R/F Stock Split is the number of shares held by such stockholder immediately before the effective time of the R/F Stock Split. For this reason the Board did not consider it necessary to appoint an unaffiliated representative to act solely on behalf of the unaffiliated stockholders in negotiating or preparing a report on the transaction nor did it structure this R/F Stock Split so that the vote of a majority of the unaffiliated stockholders is required nor did it spend cash resources of the Company and decrease the value to the stockholders by hiring an outside financial advisor to issue a fairness opinion. Our Board of Directors also noted that the percentage ownership of each Continuing Stockholder, whether affiliated or unaffiliated, will be approximately the same as it was prior to the R/F Stock Split.

We have not made any special provision in connection with the R/F Stock Split to grant stockholders access to our corporate files or to obtain counsel or appraisal services at our expense. Our Board of Directors did not consider these steps necessary to ensure the fairness of the R/F Stock Split. Our Board of Directors determined that such steps would be costly, time consuming and would not provide any meaningful additional benefits. Our Board of Directors determined that this proxy statement, together with our other filings with the SEC, provide adequate information for our unaffiliated stockholders to make an informed decision with respect to the transaction.

Other than discussion of the Board of Directors, no “negotiations” regarding the R/F Stock Split occurred, and the Board of Directors decided the method to be used and the price per pre-R/F Stock Split share based solely on what it believed would be the most effective and efficient way to reduce the number of stockholders below 300.

SUBSTANTIVE FAIRNESS

Our Board of Directors considered the advantages and disadvantages of the R/F Stock Split discussed in the sections “Advantages of the Proposal” and “Disadvantages of the Proposal” and considered the feasibility of certain other alternative transactions discussed in the section “Alternative Transactions Considered” in reaching its conclusion as to the substantive fairness of the R/F Stock Split to our unaffiliated stockholders. Our Board of Directors did not assign specific weight to each advantage and disadvantage in a formulaic fashion, but did place special emphasis on the opportunity for unaffiliated stockholders, if they hold fewer than 101 shares immediately before the effective time for the R/F Stock Split, to sell their holdings without brokerage fees or commissions, as well as the significant cost and time savings for us. Further, Continuing Stockholders have the advantage of continuing as stockholders in a company that will not be subject to the costs associated with compliance with Section 404 of Sarbanes-Oxley.

We are offering $4.00 per pre-Reverse Stock Split share to be paid to Cashed Out Stockholders. In considering the formula to be used for determining the price paid to Cashed Out Stockholders, the Board of Directors considered a number of factors, each discussed below, including the current and historical market price of our Common Stock, the trading ranges for comparable stocks, shipping market trends, book value per share at the Company, and other indicia of value, such as discounted cash flow. The Board of Directors did not assign specific weight to the following factors in a formulaic fashion, but did place emphasis on the price that a stockholder would be able to obtain in the market currently, which is the only avenue for liquidity of our Common Stock. The Board also weighed the relative risks associated with each potential alternative transaction (discussed above) and in the execution of the different factors discussed below in determining a fair value. Given the small size of the proposed transaction and limited cash resources of the Company, the Company has not retained a financial advisor or hired an investment bank to render a fairness opinion in an effort to retain a greater portion of our cash for our stockholders and to preserve the value of the Company.

CURRENT AND HISTORIC MARKET VALUE OF OUR COMMON STOCK

The price of $4.00 per pre-Reverse Stock Split share represents a premium of approximately 4.7% to the variable weighted average market price of $3.82 per share for the 10 trading days when the stock traded through October 17, 2011. During the past fifty-two weeks our Common Stock has traded in a range of $2.90 to $5.77 per share. The Board of Directors also considered the limited trading volume and resulting illiquidity of our Common Stock.

OTHER FACTORS NOT CONSIDERED

Although potentially relevant to a determination of fairness of a R/F Stock Split, the Board of Directors did not consider the following factors for the reasons listed below.

•	Firm Offers. No firm offers to purchase the Company have been made in the past two calendar years or during the current calendar year. The Board of Directors did not seek any firm offers.

•
Prior Stock Purchases. The Company has not purchased any of our Common Stock during the past two calendar years. As a result there are no per share purchase prices available for comparison and this factor is irrelevant

•
Report Opinion or Appraisal of Outside Party. Given the small size of the proposed transaction and the cash resources of the Company, the Company has not obtained a report, opinion or appraisal from any outside person including specifically a financial advisor.  The Board of Directors made informal telephone inquiries to a potential financial advisor regarding an external fairness opinion.  The Board of Directors was given a verbal, preliminary estimate of $100,000 to issue a fairness opinion.  Such an expense would increase the administrative expenses associated with the R/F Stock Split (not including the expense associated with the payment to our stockholders cashed out in the R/F Stock Split), which would further reduce the value to our stockholders. For the factors discussed above the Board of Directors did not find retaining a financial advisor material to the fairness evaluation.

PROPOSAL 2:  AMENDMENT TO ARTICLES OF INCORPORATION TO EFFECT A R/F STOCK SPLIT ELECTION OF DIRECTORS

We are seeking approval of the R/F Stock Split described above. If approved by our stockholders, and upon subsequent final action of our Board of Directors, we will file an amendment to our Articles of Incorporation to effect a 1-for-101 reverse stock split immediately followed by a 101-for-1 forward stock split of the Company’s issued and outstanding shares of Common Stock. The following discussion, together with the “Special Factors” section set forth above in this proxy statement, describes in more detail the R/F Stock Split.

Interests of Affiliated Persons in the Transaction

In considering the recommendation of our Board of Directors with respect to the R/F Stock Split, our stockholders should be aware that our executive officers and directors have interests in the transaction, which are in addition to, or may be different from, our stockholders generally. These interests may create potential conflicts of interest including, but not limited to, the significant increase in legal exposure for members of boards of directors of public reporting companies, especially in the aftermath of recent legislation and related regulations. While there are still significant controls, regulations and liabilities for directors and executives officers of unregistered companies, the legal exposure for the members of our Board of Directors and our executive officers will be reduced after the R/F Stock Split.  Our largest group of stockholders, owning approximately 67% of our outstanding Common Stock, is represented on our Board of Directors, and may not be as interested in a public trading market as non-affiliated stockholders.  See Special Factors - R/F Stock Split Proposal.

Costs/Source of Funds and Expenses

We estimate that the total cash outlay related to the R/F Stock Split will be approximately $80,000, assuming approximately $25,000 in legal, accounting and other costs to effect the proposed transaction and approximately $55,000 as consideration to our stockholders cashed out in the R/F Stock Split.  This amount could be slightly larger or smaller if the number of stockholders with fewer than 101 shares immediately before the R/F Stock Split changes as a result of purchases, sales or other transfers of our Common Stock.

These expenses do not include the normal costs of conducting the Annual Meeting of stockholders, because those costs would be incurred in the normal course of business.

We intend to fund these costs using cash on hand.

Tax Consequences

EACH STOCKHOLDER SHOULD CONSULT ITS OWN TAX ADVISOR AS TO THE PARTICULAR TAX CONSEQUENCES TO IT OF THE R/F STOCK SPLIT, INCLUDING THE APPLICABILITY AND EFFECT OF ANY U.S. FEDERAL, STATE, LOCAL OR FOREIGN TAX LAWS, AND OF ANY PROPOSED CHANGES IN APPLICABLE LAW.

Appraisal Rights

Under the Liberian Associations Law, our Articles of Incorporation and our Bylaws, our stockholders are not entitled to appraisal rights. We are not aware of any similar rights available under any applicable law, regulation, custom or contract to security holders who object to the transaction.

Votes Required

In order to approve the R/F Stock Split, stockholders holding a majority of the shares of our Common Stock outstanding and entitled to vote at the Annual Meeting of stockholders, voting together as a single class, must approve the filing of the certificate of amendment to our Articles of Incorporation to effect the R/F Stock Split. Following this stockholder approval, our Board of Directors will determine when, and if, to file the amendment with the Ministry of Foreign Affairs of the Republic of Liberia.

Recommendation of Our Board of Directors

Our Board of Directors has unanimously determined that the R/F Stock Split is substantively and procedurally fair to, and in the best interests of, us and our stockholders.

THE BOARD OF DIRECTORS RECOMMENDS THAT THE STOCKHOLDERS VOTE “FOR” THE APPROVAL AND ADOPTION OF THE CERTIFICATE OF AMENDMENT TO BHO’S ARTICLES OF INCORPORATION TO EFFECT THE R/F STOCK SPLIT.

Please note that voting “FOR” the proposal does not mean that the R/F Stock Split will be consummated. By voting “FOR” the proposal, you are giving our Board of Directors the discretion to reject (and not implement) the R/F Stock Split (even after the amendment is approved by the stockholders). If for any reason the R/F Stock Split is not approved, or, if approved, not implemented, we will not be able to suspend our obligation to file reports as a SEC reporting company, unless and until such time as we are eligible to do so and our Board of Directors decides to do so.

PLEASE NOTE THAT PROPOSAL 2 MUST BE APPROVED BY OUR STOCKHOLDERS OR THE PROPOSAL WILL NOT TAKE EFFECT.

BENEFICIAL OWNERSHIP OF COMMON STOCK

BY PRINCIPAL SHAREHOLDERS AND MANAGEMENT

The following table sets forth information as of September 30, 2011, concerning the beneficial ownership of the common stock of the Company by (i) the only persons known by the Company's management to own beneficially more than 5% of the outstanding shares of common stock, (ii) each of the Company's directors, nominees for director and executive officers, and (iii) all executive officers and directors of the Company as a group:

	Number
	of Shares	Percent of
Name of Beneficial Owner	Beneficially	Common
	Owned	Stock (a)

Northampton Holdings Ltd.	2,011,926	36.22%
Michael S. Hudner (b)	3,720,214	66.97%
Fundamental Securities International Ltd.	1,448,648	26.08%
Devonport Holdings Ltd. (c)	1,448,648	26.08%
Harbor Holdings Corp. (d)	202,500	3.65%
Charles L. Brock	2,500	0.05%
R. Anthony Dalzell (e)	57,140	1.03%
Dean Investments Ltd.	54,540	0.98%
John M. LeFrere	2,500	0.05%
Per Ditlev-Simonsen	—	—
Trevor J. Williams (f)	3,520,214	63.37%
O. Michael Lewis	2,500	0.05%
Hope F. Hudner (g)	202,500	3.65%
Caiano Ship AS (h)	1,162,467	20.92

All executive officers and directors as a group (8 persons)	3,732,714	67.19%

(a)
As used herein, the term beneficial ownership with respect to a security is defined by Rule 13d-3 under the Exchange Act as consisting of sole or shared voting power (including the power to vote or direct the vote) and/or sole or shared investment power (including the power to dispose or direct the disposition) with respect to the security through any contract, arrangement, understanding, relationship, or otherwise, including a right to acquire such power(s) during the next 60 days. Unless otherwise noted, beneficial ownership consists of sole ownership, voting, and investment power with respect to all shares of common stock shown as beneficially owned by them.

(b)
Comprised of shares shown in the table as held by Northampton Holdings Ltd. (“NHL”), Fundamental Securities International Ltd. (“Fundamental”), Harbor Holdings Ltd. (“Harbor”) and Dean Investments (“Dean Investments”) a Cayman Islands corporation. Mr. Hudner is a general partner in the partnership which is the ultimate parent of Fundamental and a general partner in the ultimate owner of the general partner of B+H/Equimar 95 Associates, L.P. (“95 Associates”), which is a 60.6% owner of NHL. Fundamental is a 30.3% shareholder of NHL. Mr. Hudner and a trust for the benefit of his family own Harbor, a Connecticut corporation. Anthony Dalzell is a beneficial owner of Dean Investments, a Cayman Islands corporation.  Mr. Dalzell and Dean Investments executed a Voting Agreement, dated as of September 29, 2006 (the “Voting Agreement”), with the other entities noted above. Under the Voting Agreement, Mr. Dalzell and Dean Investments agreed to vote shares as determined by the majority in interest of the group. Accordingly, Mr. Hudner may be deemed to share voting and dispositive power as an indirect beneficial owner of the shares held by NHL, Fundamental, Harbor and Dean Investments.

(c)	Devonport Holdings Ltd. is a general partner of the partnership that is the ultimate parent of Fundamental and is also a general partner in the ultimate owner of the general partner of 95 Associates.

(d)	Comprised of shares reissued by the Company during 2007, upon exercise of options granted to B+H Management Ltd.

(e)	Includes 54,540 shares held by Dean Investments.

(f)
Comprised of shares shown in the table for NHL, Fundamental, Dean Investments and 2,500 shares held individually. Mr. Williams is president and a director of Fundamental and the president and a director of 95 Associates. Accordingly, Mr. Williams may be deemed to share voting and dispositive power as an indirect beneficial owner of the shares held by NHL, Fundamental and Dean Investments.

(g)
Includes 202,500 shares shown in the table for Harbor, of which she is an officer.  Does not include other shares beneficially owned by Ms. Hudner’s husband, Michael S. Hudner, of which Ms. Hudner disclaims beneficial ownership.

(h)	Per VPS Registered Shareholder list.

LEGAL PROCEEDINGS

There are no material pending legal proceedings to which the Company or any of its subsidiaries is a party or of which any of its or their property is the subject, other than ordinary routine litigation incidental to the Company’s business.

INDEPENDENT PUBLIC ACCOUNTANTS

Ernst & Young LLP was appointed as the Company’s Independent Registered Public Accounting Firm in January 2006.  The Company does not expect a representative of Ernst & Young LLP to be present at the Annual Meeting.

EXEMPTIONS FOR A CONTROLLED COMPANY ELECTION

The NYSE Amex (formerly the American Stock Exchange) has established specific exemptions from its listing standards for controlled companies, i.e., companies of which more than 50% of the voting power is held by an individual, a group or another entity.  The Company is a “controlled Company” by virtue of the fact that Michael S. Hudner, Trevor Williams and R. Anthony Dalzell, each an officer and a director of the Company, jointly control a majority interest in the stock of the Company.  Messrs. Hudner and Williams, together with certain other entities, have filed a Schedule 13D with the Securities and Exchange Commission (“SEC”) affirming that as members of a group they share voting power of approximately 67% of the Company’s outstanding voting stock.  Mr. Dalzell and an affiliated entity have agreed to cause their beneficially owned shares to be voted with Messrs. Hudner and Williams.  Please see “BENEFICIAL OWNERSHIP OF COMMON STOCK BY PRINCIPAL SHAREHOLDERS AND MANAGEMENT.”

The Company has elected to rely upon certain of the exemptions provided in the NYSE Amex rules.  Specifically, the Company will rely on exceptions to the requirements that listed companies (i) have a majority of independent directors, (ii) select, or recommend for the Board’s selection, director nominees by a majority of independent directors or a nominating committee comprised solely of independent directors, and (iii) determine officer compensation by a majority of independent directors or a compensation committee comprised solely of independent directors.  Notwithstanding the above, the Company’s current practices include (i) selecting director nominees by the full Board of Directors, and (ii) determining officer compensation by a majority of independent directors.

OTHER MATTERS

The Company is unaware of any matters, other than those identified above, which will be brought before the Annual Meeting for action.  However, if any other matters properly come before the Annual Meeting, it is the intention of the persons named in the enclosed proxy to vote such proxy in accordance with their judgment in such matters.

In accordance with the Company’s Articles of Incorporation, no individual shall be elected a director (other than the existing officers and directors of the Company and persons elected by the directors then in office to fill a vacancy) unless the name of such person, together with a written consent to serve if elected and such written information as may at the time be required by or pursuant to the Company’s By-Laws, shall have been filed with the Secretary of the Company at its executive offices in Hamilton, Bermuda, no later than the adjournment of the Annual Meeting of Shareholders for the year immediately preceding the Annual Meeting at which such person intends to be a candidate for director, or 12 months prior to the day on which the Annual Meeting is to be held, if the person intends to be a candidate for director at a Annual Meeting of Shareholders.  There is no Annual Meeting of Shareholders for 2012 scheduled at this time.

Pursuant to the Company’s By-Laws, the Board of Directors has resolved that the following written information, given under oath, must be submitted by persons seeking election as director in accordance with the above-mentioned procedure: (1) any information relating to the candidate and his affiliates which would be required to be disclosed in a proxy solicitation for the election of directors of the Company pursuant to Regulation 14A under the Exchange Act, including, but not limited to, the information required by Items 103, 401, 403 and 404 of Regulation S-K of the Securities and Exchange Commission; (2) description of the candidate’s experience in the shipping industry and other qualifications of the candidate which in his view would make him a suitable director of the Company; and (3) a description of the candidate’s reasons for seeking election to the Company’s Board of Directors, which description must include any plans or proposals which the candidate may have which relate to or would result in any of the actions described in Item 4 of Schedule 13D under the Exchange Act.  Such information shall include an undertaking to submit to the Secretary of the Company a statement amending any of the foregoing information promptly after any material change occurs in such information as previously submitted.

IT IS IMPORTANT THAT YOUR PROXY BE EXECUTED AND RETURNED PROMPTLY, NO MATTER HOW SMALL OR LARGE YOUR HOLDING MAY BE!

Dated:           October 20, 2011

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